

October 12, 2010

Renee Gilmore
President, Chief Executive Officer and Director
Firemans Contractors, Inc.
7701 Sand Street
Fort Worth, TX 76118

> **Re:** **Firemans Contractors Inc.**
> **Registration Statement on Form S-1**
> **Filed September 15, 2010**
> **File No. 333-169384**

Dear Ms. Gilmore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that certain of the shares you are registering for resale are to be sold by persons and/or entities that appear to be affiliates of your company. Given the size of the offering by these selling shareholders relative to the number of shares outstanding held by non-affiliates and the nature of the offering, it appears that this transaction might be a primary offering of your shares to the public, with these selling shareholders acting as the conduit in that distribution to the public. Please provide us with a detailed analysis as to why the purported resale portion of the proposed offering is not a primary offering on your behalf. Otherwise it may not appropriately be characterized as a transaction eligible to be made under Rule 415(a)(1)(i) of Regulation C. We may have further comment after reviewing your response.

2. Please advise us as to all other registration statements of companies for which your officers and directors may have acted as promoters, or in which they have a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between your officers and directors and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant, which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Registration Statement Cover Page

3. Your Primary Standard Industrial Classification Code Number, or SIC code number, is currently shown as 17. This is not a valid SIC code number. Please revise your filing to show the correct SIC code number applicable to your company (e.g., 1700).

Prospectus Cover Page, page 3
Resale Offering Prospectus, page 3

4. We note that there is currently no public market for your common stock. As a result, until a public market emerges for your common stock, the selling security holders can offer your common stock for resale only either at a fixed price or within a bona fide price range. Accordingly, please revise your disclosure both on the prospectus cover page and in the plan of distribution to provide that the selling security holders will offer and sale your common stock at a fixed price or within a bona fide price range until a public market emerges for your common stock and, thereafter, at prevailing market prices. Please refer to Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K.

5. We note the bulleted list of differences between the public offering prospectus and the resale offering prospectus. The filed prospectus does not appear to contain the alternative outside front cover page for the resale offering prospectus. In addition, you do not appear to have included an alternative prospectus summary section for the resale offering prospectus (i.e., a resale counterpart to the public offering prospectus summary beginning on page 5). Please revise your filing to address these deficiencies.

Prospectus Summary, page 5

6. We note your statement that the "summary contains certain information contained elsewhere in this prospectus." Please revise your disclosure to clarify that the

summary contains a brief overview of the key aspects of the offering (i.e.,
material information).

Corporate Background and Business Overview, page 5

7. Please disclose that you are a development stage company.

8. Please disclose what you mean by the term "burn rate."

Summary of the Offering, page 5

9. Please revise your disclosure to clarify that the offering is not subject to the sale
    of a minimum number of securities, there are no escrow arrangements for investor
    funds, and you can use investor funds immediately.

Summary Financial Data, page 5

10. The $(155,967) related to your line item "Total liabilities and stockholders'
    deficit" does not agree with the amounts reflected in your audited balance sheet
    on page F-3. Please revise.

Risk Factors, page 6

11. Please add a risk factor discussing the fact that selling shareholders may compete
    with the company for buyers of your shares, making it potentially more difficult
    for the company to raise money. Please emphasize that those officers and
    directors responsible for selling shares on behalf of the company also intend to
    sell shares on their own behalf, and explain how they will decide which shares to
    sell first.

We have maintained losses since inception . . . ., page 7

12. Please revise your disclosure to identify the sources of funding that you have
    relied on to date and whether you believe in the future those sources would be
    available to you and would be adequate.

We may not be able to compete effectively against our competitors, page 7

13. As drafted, this risk factor could apply to many companies and does not identify
    the specific completion-related risks that you face. Please revise this risk factor to
    address why you believe you might not be able to compete effectively. In doing
    so, please describe those aspects of your business that give rise to this risk.

We need to retain key personnel to support our product and ongoing operations, page 7

14. Please revise this risk factor to address specifically why you believe the loss of the services of Renee Gilmore "would negatively impact [y]our ability to sell [y]our product."

Our insiders beneficially own a significant portion of our stock . . . ., page 8

15. In view of their respective ownership percentages, as well as the marital relationships that exist between the O'Neals and the Gilmores and their board and management positions, it would appear that your insiders would have more than just the ability to have "significant influence" over the matters that you note and in fact if some or all of them acted in concert would have the ability to control your company and determine the outcome of matters requiring security holder approval. Please revise your disclosure accordingly to reflect this degree of control.

Use of Proceeds, page 11

16. As less than all the securities to be offered may be sold and more than one use is listed for the proceeds, please disclose the order of priority of such purposes and discuss your plans if substantially less than the maximum proceeds are obtained. In addition, since it appears that a material part of the proceeds will be used to discharge indebtedness, please set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, please describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Please refer to Item 504 of Regulation S-K, particularly instructions one and four.

Capitalization, page 12

17. It appears that the caption "short-term debt" includes other current liabilities, in addition to the current portion of long-term debt and loans payable to shareholders. Please consider revising this caption to either differentiate between short-term debt and other current liabilities or simply providing a short-term debt caption that only includes the current portion of long-term debt and loans payable to shareholders.

18. Since the first column of your table should represent actual amounts at June 30, 2010, please revise the line item "capitalization" to reflect the actual historical amount as of that date.

19. Please note that your capitalization table should not reflect the receipt or application of offering proceeds in a best efforts offering. Please revise.

Management's Discussion and Analysis of Financial Condition . . . ., page 13
Overview, page 13

20. We note your disclosure that your company is not a blank check company within the meaning of Rule 419 under the Securities Act of 1933, as amended. Please provide us with your analysis as to why you believe your company is not a blank check company. Please provide a detailed analysis. In addition, please provide us with your analysis as to whether you believe your company is a shell company within the meaning of Rule 405 under the Securities Act.

Plan of Operation, page 13

21. Please revise your disclosure to provide more information about your plan of operations for the next 12 months. For example, you may wish to address the following matters: the status of your efforts to obtain additional funding, including the funding sources you have contacted or plan to contact; your specific marketing efforts and plans; how you plan to grow sales by 5% per quarter; how you intend to establish a franchise business; and how you intend to satisfy the costs that you will incur as a result of becoming a public company.

Plan of Operation, page 13

22. To the extent that you have any updates to the progress of your operations and/or any updated financial information available, please provide a Recent Developments section to disclose and discuss such information. Please also provide an update to:

- What available sources you sought to obtain capital from and whether these efforts were successful;

- Whether you were able to increase sales for the quarter ended September 30, 2010; and

- Whether you have been able to establish any new franchises through September 30, 2010.

Liquidity and Capital Resources, page 14

23. Please revise your disclosure to identify your internal and external sources of liquidity. Please refer to Item 303(a)(1) of Regulation S-K.

24. Given your auditor's substantial doubt about your ability to continue as a going concern, please revise your registration statement to provide a more comprehensive discussion of how you intend to finance your operations for the

next twelve months as provided in section 607.02 of the SEC Codification of
Financial Reporting Policies. This discussion should be made in light of the fact
that since your current offering is a best efforts offering, you may not receive any
proceeds from this offering.

Business Description, page 14
Overview, page 14

25. Please tell us the relevance to your business and offering of the information about
the law firm Mullins Law, P.C. or, alternatively, you may remove this
information.

26. Given your history, please disclose how you intend to satisfy the costs that you
will incur as a result of becoming a public company upon the registration
statement's effectiveness. Further, please revise your plan of operation to
specifically address the costs associated with being a public company.

Products and Services, page 15

27. We note your disclosure about franchise opportunities. Please revise your
disclosure to better describe your existing or proposed franchise business. In
doing so, at a minimum, please address the following matters: the nature of your
franchise plans; the status of your franchise plans; what steps you have taken, if
any, to implement your franchise plans; and your compliance with applicable
franchise regulations. Your disclosure should be materially complete and you
should make conforming or complimentary revisions, as necessary, to the other
sections of the prospectus (e.g., the summary, risk factors, MD&A).   Finally, if
you have a franchise offering circular or disclosure document, please provide us
with a copy of it.

Competition, page 16

28. Please explain in detail why you consider your franchise to be "unique."

29. Please revise your disclosure to clarify the methods of competition that you
believe exist in your industry. In doing so, to the extent applicable, please
distinguish between the painting services that you currently appear to provide and
the franchising activities in which you are proposing to engage.

30. Please revise your disclosure to eliminate subjective statements regarding your
"advantages", "professionalism," and "customer satisfaction." To the extent you
wish to describe any of these factors, please provide us with independent third
party support for your claims.

Regulations, page 17

31. In view of your disclosure elsewhere in the prospectus about your proposed
franchising business, please revise your discourse to address the regulations
applicable to franchising.

Certain Relationships and Related Transactions, page 20

32. Please revise your disclosure to address the loans payable to shareholders that are
reflected in your June 30, 2010 balance sheet. In addition, please clarify for us
whether any promoters have been involved with your business or its principals
since the formation of your business. Please refer to Item 404(d) of Regulation S-
K.

Plan of Distribution, page 21

33. Please disclose the price at which you intend to offer and sell your securities.

34. We note your disclosure that all subscription agreements and checks are
irrevocable. Please clarify for us what you mean by this statement and, in doing
so, please address the applicability of any statutory rescission or similar rights that
may apply under state or federal law.

OTCBB Considerations, page 22

35. Please revise your disclosure to clearly state the status of your efforts to have your
securities quoted on the OTCBB. If they are not quoted at this time, please
disclose this clearly.

Principal Stockholders, page 24

36. Based on your tabular disclosure, it appears that you have determined that Renee
Gilmore is not the beneficially owner of the securities owned by her spouse Aaron
Gilmore, and vice versa. The same appears to be true for the O'Neals. Please
provide us with your analysis supporting these determinations. You may wish to
refer to Question 105.05 of our Compliance and Disclosure Interpretations for
Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended,
which are available on your website. In addition, please add footnotes to the table
addressing the beneficial ownership determinations that you have made for the
Gilmores and O'Neals.

Shares Eligible for Future Sale, page 26

37. Please provide us with your basis for the statement that "the 44,025,000 shares covered hereby will be freely transferable." In this regard, we note that some of the selling security holders are control persons or affiliates of control persons.

Rule 144, page 26

38. Please revise your disclosure to address whether you can use Rule 144. Your current disclosure is ambiguous.

Underwriting, page 26

39. Please expand your disclosure to address how you will distribute the shares you are issuing in the offering.

The Offering, page 28

40. Please disclose the fixed price at which the selling security holders will offer and sell their shares.

Principal and Selling Stockholders, page 30

41. Regarding footnotes (16) and (21) to the table, please revise your disclosure to identify the natural person or persons who exercise voting and investment control over the corporations.

Plan of Distribution, page 33

42. Please disclose the fixed price at which the selling security holders will offer and sell their shares.

43. Please revise your disclosure to address the limitations on the availability of Rule 144 to your security holders.

Part II, page 36
Undertakings, page 39

44. Please add the undertaking in Item 512(a)(6) of Regulation S-K.

Financial Statements, page F-1
General

45. Please revise your registration statement to disclose the gross amounts of property, plant and equipment and the related accumulated depreciation as required by Rules 5.02.13 and 5.02.14 of Regulation S-X.

Statement of Operations, page F-4

46. We note that you do not include depreciation in your cost of revenues line item. Please revise your cost of revenue line item to state, "cost of revenue (exclusive of depreciation shown separately below)". Please also remove any references in the filing to gross profit. Refer to SAB Topic 11B.

Statement of Cash Flows, page F-6

47. You should not show the $210,000 accrued salaries as a noncash adjustment to net income. Rather, you should reflect the increase in your loans payable to shareholders within cash flows from operations. In this regard, we note that you converted your accrued salaries liability to short term notes that are payable on demand. Subsequent payments by the company to reduce the notes should also be reflected in cash flows from operations. In this regard, the $2,702 payment on notes payable to shareholders should be reclassified.

Note 3. Summary of Significant Accounting Policies, page F-7

48. Please disclose your accounting policy and the authoritative literature you relied upon in determining your accounting treatment of the professional services paid with the issuance of common stock.

Note 6. Related Party Transactions, page F-9

49. Please revise your note to clarify that the balance of salaries payable to each of your officers was converted into notes due to such officers.

Exhibit 23.1

50. Please have your independent registered public accountants revise their consent to include their signature as required Item 601(B)(23) of Regulation S-K.

We urge all persons who are responsible for the accuracy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event you requests acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding request for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the purpose public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome at (202) 551-3865 or, in his absence, Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Dietrich King at (202) 551-3338 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director

Cc: The O'Neal Law Firm, P.C. (Via facsimile 888-353-8842)